UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The NYSE filed a Form 25 with the Securities and Exchange Commission in connection with the delisting and deregistration of the company’s common units on December 11, 2019. Delisting from the NYSE will become effective 10 days after the filing date of the Form 25. The Form 25 was filed as part of delisting procedures resulting from the company’s low market capitalization, as previously announced on September 6, 2019. The Company’s common units will continue to trade on the over-the-counter market under the ticker symbol “SDLPF.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: December 17, 2019	By:	/s/ John T. Roche
		Name:	John T. Roche
		Title:	Chief Executive Officer